UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

ROHAT RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-5913810
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

68, Soi Suphaphong 3 Yak 8, Sirinakarn 40 Road Nonghob, Praver, 10250 Bangkok, Thailand Tel: 668-3-1849191 Fax: 66-2-3309198	NA
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [ ]

If this form relates to the registration of a class of securities pursuant to Section 12 (g) of the Exchange Act and is effective pursuant to General Instructions A.(d), check the following box  [X]

Securities Act registration statement file number to which this form relates: 333-139326

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock, par value of $0.001
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered

The following is a description of the material provisions of our capital stock, as well as other material terms of our Articles of Incorporation and Bylaws.  We refer you to our Articles of Incorporation and to Bylaws, copies of which have been filed as exhibits to this report.

Common Stock

We are authorized, subject to limitations prescribed by Nevada law, to issue up to 100,000,000 shares of common stock with a nominal par value of $0.001.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.  Under our articles of incorporation, stockholders do not have the right to cumulate votes for the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

We are authorized, subject to limitations prescribed by Nevada law, to issue up to 10,000,000 shares of preferred stock, with a par value of $0.001 per share.  We have no current plan to issue any shares of preferred stock.

Options

As of the date of this Registration Statement, we had no outstanding options to purchase shares of our common stock.

Anti-takeover Provisions

Some of the provisions of Nevada law, our articles of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.  These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Our articles of incorporation or bylaws provide that:

•	a majority of the authorized number of directors will generally have the power to adopt, amend or repeal our bylaws without stockholder approval;
•	our stockholders may not cumulate votes in the election of directors; and
•
we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our articles of incorporation or bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

In addition, the Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations.  These laws provide generally that any person that acquires 20% or more of the outstanding voting shares of certain Nevada corporations in the secondary public or private market must follow certain formalities before such acquisition or they may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part.  These laws will apply to us if we conduct business in Nevada directly or indirectly through an affiliated corporation and have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise.  These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors.  Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply.  These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Nevada law also provides that if a person is the “beneficial owner” of 10% or more of the voting power of certain Nevada corporations, such person is an “interested stockholder” and may not engage in any “combination” with the corporation for a period of three years from the date such person first became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder.  Another exception to this prohibition is if the combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder at a meeting, no earlier than three years after the date that the person first became an interested stockholder.  These laws generally apply to Nevada corporations with 200 or more stockholders of record, but a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws.  We have not made such an election in our Articles of Incorporation.

Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interest of, the corporation.

Item 2.  Exhibits

Exhibit No.	Name of Exhibit
3.1	Articles of Incorporation (1)
3.2	Bylaws (1)
4.1	Form of common stock certificate (1)

(1) Incorporated herein by reference from the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December 14, 2006.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement on its behalf by the undersigned, thereto duly authorized.

ROHAT RESOURCES, INC.

Date: March 9, 2011	By:	/s/ Kok Cheang Lim
Kok Cheang Lim
President and Chief Executive Officer

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